As filed with the Securities and Exchange Commission on April 8, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Investment Managers Series Trust
803 West Michigan Street
Milwaukee, WI53233

Palmer Square Capital Management, LLC
4200 West 115th Street, Suite 100
Leawood, KS66211
File No.  801-72047

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT FROM (1) THE SHAREHOLDING VOTING PROVISIONS OF SECTION 15(a) and RULE 18f-2 and (2) DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS.
April 8, 2011

Communications regarding this application should be directed to:

Laurie Dee, Esq.
Bingham McCutchen LLP
PlazaTower, 18th Floor
660 Anton Boulevard
Costa Mesa, CA92626
(714) 830-0679 (Office)
(714) 830-0700 (Fax)

Copies of written communications should be provided to:

Christopher D. Long, President
Palmer Square Capital Management, LLC
4200 West 115th Street, Suite 100
Leawood, KS66211

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I.	INTRODUCTION

Investment Managers Series Trust (“Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”).  The Trust may offer shares in one or more series, each with its own distinct investment objective, policies and restrictions.  Currently, the Trust offers thirty-two series (each a “Series,” and collectively, the “Series”).

Palmer Square Capital Management, LLC (“Adviser”) is registered as an “investment adviser” under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and currently serves as the investment adviser to one Series of the Trust, Palmer Square Absolute Return Fund (the “Fund”),  pursuant to an Investment Advisory Agreement with the Trust (“Advisory Agreement”).1  The terms of the Advisory Agreement permit the Adviser, subject to the approval of the Trust’s Board of Trustees (“Board”), including a majority of the Trustees that are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), and the Fund’s shareholders (if required by law) to delegate portfolio management responsibilities for all or a portion of the Fund’s assets to one or more sub-advisers (each a “Sub-Adviser,” and collectively the “Sub-Advisers”).

To facilitate the implementation of this multi-manager approach, the Trust and the Adviser (including all successors in interest to the Adviser2) (each an “Applicant,” and collectively the “Applicants”) are filing this application (“Application”) pursuant to Section 6(c) of the 1940 Act with the Securities and Exchange Commission (“Commission”) for an order of exemption from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The requested relief, subject to the approval of the Board and a majority of the Independent Trustees, will permit the Adviser to retain a Sub-Adviseron behalf of a Series or replace a Sub-Adviser to a Series,  and to materially amend a sub-advisory agreement between the Adviser and a Sub-Adviser to a Series (each a “Sub-Advisory Agreement,” and collectively “Sub-Advisory Agreements”), without seeking the approval of the Series’ shareholders.3  The Application also requests an order of exemption from certain disclosure requirements that may require a Series to disclose investment management fees paid by the Adviser to a Sub-Adviser.4  The relief from these disclosure requirements will permit a Series to disclose (as a dollar amount and a percentage of a Series’ net assets) only the aggregate fee paid to all Sub-Advisers (“Aggregate Fee Disclosure”).  Aggregate fees paid by the Adviser to any Affiliated Sub-Adviser will be disclosed as required and will not be subject to the disclosure relief requested in this Application.

1   As of the date of filing of this Application, the Fund has not yet commenced operations.

2  The term “successor in interest” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business of the Adviser.

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Applicants request that the relief itemized in this Application also extend to any future Trust series and any other existing or future registered investment company or series thereof that: (1) is advised by the Adviser or an entity controlling, controlled by, or in common control with the Adviser; (2) employs a multi-manager structure as described in this Application; and (3) complies with the terms and conditions set forth in this Application (together with any Series, each a “Sub-Advised Series,” and collectively the “Sub-Advised Series”).  All registered investment companies that intend to rely on the relief requested in this Application are named as Applicants.  Each Sub-Advised Series must authorize reliance upon the relief requested by this Application consistent with the shareholder voting requirements set forth in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

3 The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Sub-Advised Series (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Sub-Advised Series (each an “Affiliated Sub-Adviser,” and collectively “Affiliated Sub-Advisers”).

4 Item 19(a)(3) of Form N-1A; Items 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; Item 48 of Form N-SAR; and Sections 6-07(2)(a)-(c) of Regulation S-X.

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Applicants are of the view that each Sub-Advised Series and its respective shareholders will be disadvantaged by the time delays and solicitation costs associated with obtaining shareholder approval for the initial retention of and changes to Sub-Advisers and for material amendments to Sub-Advisory Agreements, as deemed appropriate by the Adviser and the Board of the Sub-Advised Series.

Accordingly, the Applicants request the relief set forth in this Application to provide for the timely engagement or replacement of Sub-Advisers and for the timely implementation of material amendments to Sub-Advisory Agreements upon only approval of the Board.  For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.           BACKGROUND

A.           THE TRUST

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end investment company.  The Trust may offer an unlimited number of shares in various series and certain Series offer several classes of shares consistent with Rule 18f-3 under the 1940 Act.  Each class maymaintain different distribution costs (e.g., front-end sales charges, contingent deferred sales charges, and distribution fees pursuant to Rule 12b-1 under the 1940 Act) and therefore the total expenses of each class vary.

The Board is responsible for overseeing the management of the Trust and is comprised of five Trustees, 60% of whom are Independent Trustees.  The Chairperson of the Board is an Independent Trustee.

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Consistent with Delaware law, the Trust is not required to hold annual shareholder meetings.

B.           The Adviser

The Adviser is a Delaware limited liability company organized in 2009.  In addition to the Fund, the Adviser also provides advisory services to unregistered hedge funds and private equity funds.  The Trust is the first investment company to which the Adviser will be rendering investment management services.

In compensation  for the investment management services that it provides to the Fund, the Fund pays the Adviser an investment management fee monthly in arrears based on a percentage of the Fund’s average annual daily net assets.

Pursuant to the Advisory Agreement, and subject to the oversight of the Board, the Adviser provides ongoing portfolio management services to the Fund.  Ongoing portfolio management services may include researching and identifying potential investments, determining the type, quantity, and target price of potential investments for purchase and sale, monitoring the execution of selected investments by brokers or dealers, and providing ongoing oversight of the Fund’s investment portfolio to help ensure that investments are consistent with the Fund’s investment objectives, policies and restrictions, and are performing consistent with the Adviser’s expectations.  The Adviser may, as appropriate, recommend changes to the Fund’s  investment objective, policies and restrictions to the Board for consideration.  Under the Advisory Agreement, the Adviser is also responsible for periodically providing reports to the Board regarding its management of the Fund’s  assets.

Pursuant to the terms of the Advisory Agreement, the Adviser may delegate portfolio management responsibilities for all or a portion of the Fund’s assets to one or more Sub-Advisers, upon approval of the Board, including a majority of the Independent Trustees, and the Fund’s shareholders (if required by applicable law).  Although the Adviser may delegate day-to-day portfolio management responsibilities to one or more Sub-Advisers, the Adviser retains responsibility for the overall management and investment of the Fund’s assets, which includes recommending the selection, termination or replacement of Sub-Advisers, allocating assets among Sub-Advisers, monitoring the performance of Sub-Advisers, and overseeing the investment activities of the Sub-Advisers for compliance with relevant investment parameters, legal requirements and the terms of applicable Sub-Advisory Agreements.  The Adviser will also negotiate and renegotiate the terms of Sub-Advisory Agreements with the Sub-Advisers, including fees, and make recommendations to the Board, as needed.

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Prior to recommending the engagement of a Sub-Adviser to the Board, the Adviser conducts due diligence of the Sub-Adviser and its business operations in order to confirm the Sub-Adviser’s ability to manage the Fund’s assets consistent with its investment objective and policies, as well as applicable law, and to provide and maintain the necessary back-office operations required to support the investment management services to be rendered to the Fund.

The Advisory Agreement has been approved by the Board, including a majority of the Independent Trustees, and will be approved by the initial shareholder of the Fund, consistent with the requirements set forth in Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The Advisory Agreement satisfies the requirements of Section 15(a) of the 1940 Act in that it: (1) describes the compensation to be paid to the Adviser; (2) will not continue in effect with respect to a Series for a period of more than two years from the date of its execution unless the continuance is specifically approved at least annually by the Board, including a majority of the Independent Trustees, consistent with Section 15(c) of the 1940 Act, or by a vote of the majority of the outstanding voting securities of the Series; (3) may be terminated with respect to a Series at any time, without the payment of any penalty, by the Board or by a vote of the majority of the outstanding voting securities of that Series; and (4) provides for automatic termination in the case of assignment.

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C.           The Sub-Advisers

Consistent with the terms of the Advisory Agreement, the Adviser has selected and intends to enter into separate Sub-Advisory Agreements with six Sub-Advisers to provide for the day-to-day management of the assets of the Fund.  Under each Sub-Advisory Agreement, the Adviser will delegate portfolio management discretion to a Sub-Adviser with respect to all or a portion of the Fund’s portfolio, subject to the supervision of the Adviser and the Board. Under its Sub-Advisory Agreement with the Adviser, each Sub-Adviser will be obligated, among other things, to assist the Adviser in maintaining the Fund’s compliance with its investment objective, policies and restrictions as well as applicable provisions of the 1940 Act and other applicable regulations, to maintain documentation required to be retained pursuant to the 1940 Act and/or the Advisers Act relevant to investment management services rendered by the Sub-Adviser to the Fund, and to provide periodic reporting to the Board regarding the performance of that portion of the Fund for which the Sub-Adviser renders investment management services.

The Adviser intends to enter into Sub-Advisory Agreements with the following Sub-Advisers with respect to the Fund:

Sub-Adviser
Argonaut Management L.P.
Cramer Rosenthal McGlynn, LLC
Forum Asset Management, LLC
Glaxis Capital Management, LLC
Pinebank Asset Management, L.P.
SSI Investment Management, Inc.

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Each Sub-Adviser with which the Adviser will enter into a Sub-Advisory Agreement is an “investment adviser” as defined by Section 2(a)(20) of the 1940 Act,  and is registered with the Commission as an “investment adviser.”  Each Sub-Advisory Agreement has been approved by the Board, including a majority of the Independent Trustees, and will be approved by the initial shareholder of the Fund, consistent with the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  Each Sub-Advisory Agreement also satisfies the requirements of Section 15(a) of the 1940 Act in that it: (1) describes the compensation to be paid to the Sub-Adviser; (2) shall not continue in effect with respect to the Fund for a period of more than two years from the date of its execution unless such continuance is specifically approved at least annually by the Board, including a majority of the Independent Trustees, consistent with Section 15(c) of the 1940 Act, or by a vote of the majority of the outstanding voting securities of the Fund; (3) may be terminated at any time, without the payment of any penalty, by the Board or by a vote of the majority of the outstanding voting securities of the Fund; and (4) provides for automatic termination in the case of assignment.

The Adviser will use the advisory fee it receives from the Fund to pay each Sub-Adviser that provides investment management services to the Fund.  The Adviser will pay each Sub-Adviser a monthly fee, payable in arrears, equal to an annualized percentage rate of the Fund’s average daily net assets managed by the Sub-Adviser. Neither the Trust nor the Fund is responsible for paying a Sub-Adviser’s fees for rendering sub-advisory services to the Fund.

In the future, the Adviser may enter into additional Sub-Advisory Agreements with other Sub-Advisers upon approval of the Board, including a majority of the Independent Trustees, and each additional Sub-Advisory Agreement will comply with Section 15(a) of the 1940 Act.  Until the Commission grants the relief requested herein, Applicants shall obtain shareholder approval of each additional Sub-Advisory Agreement.  Each future Sub-Adviser will be an “investment adviser” as defined by Section 2(a)(20) of the 1940 Act and will be registered with the Commission as an “investment adviser.”  Moreover, if the name of a Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser or the name of an entity controlling, controlled by, or under common control with the Adviser, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.

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III.           REQUESTED EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the 1940 Act or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants seek relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder in order to permit the Adviser, upon Board approval, including a majority of the Independent Trustees, to enter into a Sub-Advisory Agreement with a Sub-Adviser and to make material changes to a Sub-Advisory Agreement without obtaining the approval of shareholders of the applicable Sub-Advised Series.  Applicants also seek relief from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR, and Sections 6-07(2)(a)-(c) of Regulation S-X to use Aggregate Fee Disclosure when disclosing sub-advisory fees paid by the Adviser to the Sub-Advisers of a Sub-Advised Series.  The requested relief will not extend to Affiliated Sub-Advisers.  Shareholders will be required to approve the initiation of or material changes to Sub-Advisory Agreements with Affiliated Sub-Advisers, and all sub-advisory fees paid to each Affiliated Sub-Adviser shall be disclosed consistent with the disclosure requirements set forth above.

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IV.           APPLICABLE LAW AND RATIONALE FOR RELIEF

A.	SHAREHOLDER VOTING

1.	APPLICABLE LAW

Section 15(a) of the 1940 Act provides, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which … has been approved by the vote of a majority of the outstanding voting securities of such registered investment company…”  Rule 18f-2(c)(1) under the 1940 Act states that an investment advisory agreement submitted for approval to shareholders of a series of a registered investment company as required pursuant to Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter…”

Section 2(a)(20) of the 1940 Act defines “investment adviser” of a registered investment company as “(A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)...”

Collectively, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require that each Sub-Advisory Agreement between the Adviser and a Sub-Adviser, or any material amendment thereto, be approved by a majority of the outstanding voting securities of the applicable Sub-Advised Series prior to implementation.  Applicants seek exemptive relief to permit a Sub-Advised Series and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining the shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

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2.	DISCUSSION

Applicants believe that the relief sought should be granted because: (1) the Adviser intends to operate each Sub-Advised Series in a manner different from that of a conventional investment company such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief will benefit shareholders in that it will enable a Sub-Advised Series to operate more efficiently by permitting the timely appointment and termination of Sub-Advisers; and (3) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

As explained below, Applicants believe that the requested exemptions are appropriate in the public interest, consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

a.	NECESSARY OR APPROPRIATE IN THE PUBLIC INTEREST

In the case of a traditional investment company, the investment adviser employs one or more individuals as portfolio managers to make investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of a Sub-Advised Series, the Adviser does not typically make the day-to-day investment decisions for the Sub-Advised Series.  Instead, the Adviser establishes an investment program for a Sub-Advised Series and selects, supervises, and evaluates Sub-Advisers designated to make the day-to-day investment decisions for the Sub-Advised Series.  This is a service that the Adviser believes will add value to the investment of each Sub-Advised Series’ shareholders because the Adviser will be able to engage those Sub-Advisers that have distinguished themselves through successful performance in the type of securities and market sectors in which each Sub-Advised Series invests.

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From the perspective of the shareholder, the role of a Sub-Adviser with respect to a Sub-Advised Series is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company (or series thereof).  For example, individual portfolio managers and the Sub-Advisers each are responsible for the day-to-day management of an investment company series’ portfolio (or portion thereof) consistent with that series’ investment objectives and policies, and have no significant supervisory, management or administrative responsibilities with respect to the investment company (or series thereof).  Similarly, the Adviser and not the investment company (or series thereof) is solely responsible for compensating both its own portfolio managers and the Sub-Advisers who are utilized to provide day-to-management of the series’ portfolio (or portion thereof).  Consistent with these premises, Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Sub-Advised Series’ management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Sub-Advised Series’ investment objective.  Accordingly, there does not appear to be a compelling argument to justify a requirement for shareholders to approve a Sub-Adviser or changes to its compensation when shareholders are not required to approve portfolio managers or changes to their compensation.

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In the absence of exemptive relief from Section 15(a) of the 1940 act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for a Sub-Advised Series, shareholders of that Sub-Advised Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Sub-Advised Series would be required to approve the change.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve the continued engagement of the Sub-Adviser.  In all of these instances, the need for shareholder approval requires the affected Sub-Advised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Series, which often necessitates the retention of a proxy solicitor.  This process is time-consuming and costly, and in the case of a poorly performing Sub-Adviser or one whose management has parted ways with the Sub-Adviser, may be potentially harmful to the affected Sub-Advised Series and its shareholders if such Sub-Adviser cannot be quickly replaced.

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Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Sub-Advised Series are paying the Adviser -- namely the selection, supervision and evaluation of the Sub-Advisers without incurring unnecessary delays or expenses -- is appropriate and in the interests of the Sub-Advised Series’ shareholders and will allow the Sub-Advised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisers more quickly and at less cost,  at a time when the Adviser and the Board, including a majority of the Independent Trustees, believe that a change would benefit the Sub-Advised Series and its shareholders.  Without the requested relief, a Sub-Advised Series’ portfolio may, for example, be left in the hands of a Sub-Adviser that is unable to diligently manage the portfolio because of diminished capacities resulting from a loss of personnel or decreased motivation resulting from an impending termination of its Sub-Advisory Agreement.  Operating without the requested relief would also leave a Sub-Advised Series vulnerable upon the untimely resignation of a Sub-Adviser in that it may result in a Sub-Advised Series operating without a Sub-Adviser or without a Sub-Adviser specifically suited to pursue a required strategy on behalf of the Sub-Advised Series.  Any of these contemplated situations may be extremely disruptive to the management of a Sub-Advised Series and may prohibit the Sub-Advised Series from pursuing its investment objective until shareholder approval is obtained to engage a new Sub-Adviser.

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b.	Consistent with the Protection of Investors

Pursuant to the Advisory Agreement (which shall remain subject to the requirements of Section 15(a) of the 1940 and Rule 18f-2 thereunder), the Adviser is principally responsible for the management of each Sub-Advised Series’ portfolio, subject to the oversight of the Board.  Applicants believe that that the Adviser is in a better position than shareholders to evaluate a Sub-Adviser’s management services and that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Adviser is in possession of the information necessary to select the most qualified Sub-Advisers.

The contemplated multi-manager structure protects shareholder interests in many ways.  First, the Adviser is required to conduct extensive due diligence in evaluating the advisory services that a Sub-Adviser will provide to a Sub-Advised Series prior to engagement.  In conducting its due diligence of a Sub-Adviser, the Adviser will consider certain information including, but not limited to:

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(i)
the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and techniques, as well as its methods and procedures to ensure compliance with the investment objectives, policies and restrictions of the applicable Sub-Advised Series;

(ii)
a description of the various personnel furnishing the advisory services, including their duties and qualifications, the amount of time and attention they will devote to the applicable Sub-Advised Series, and the ability of the Sub-Adviser to recruit and retain qualified personnel;

(iii)
reports setting forth the financial condition and stability of the Sub-Adviser as well as the historical performance of the Sub-Adviser against relevant broad-based market indices and/or the performance of other investment managers with similar investment styles; and

(iv)
the Sub-Adviser’s compliance program implemented pursuant to Rule 206(a) of the Advisers Act, and the adequacy and effectiveness of such program to help prevent the Sub-Adviser and the applicable Sub-advised Series from violating Federal securities laws.

The Adviser will typically obtain this information by reviewing a Sub-Adviser’s Form ADV, requesting information directly from the Sub-Adviser, interviewing key Sub-Adviser personnel, and visiting the Sub-Adviser’s offices.

Investor interests are further protected by the Adviser’s and the Board’s consideration of the reasonableness of any compensation paid to a Sub-Adviser by the Adviser prior to the effectiveness of the Sub-Advisory Agreement.  While a Sub-Advised Series is only responsible for the payment of fees for advisory services rendered by the Adviser, the amount of sub-advisory fees paid by the Adviser to each Sub-Adviser of the Sub-Advised Series is a relevant factor in evaluating the overall reasonableness of advisory fees payable to the Adviser by the Sub-Advised Series.  Accordingly, the Adviser and the Board consider certain information to analyze the fees payable to each Sub-Adviser including, but not limited to:

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(i)	the proposed method to be utilized to compute the fees;
(ii)	a comparison of the fees charged by the Sub-Adviser in connection with advisory services rendered to other similarly managed accounts ; and
(iii)	the projected expense ratios for the applicable Sub-Advised Series and a comparison of such expense ratios to other mutual funds of comparable size.

Applicants also note that while the Adviser remains responsible for the overall management of a Sub-Advised Series, the relief requested mandates applicable Board review and approval of any Sub-Advisory Agreement or material changes to a Sub-Advisory Agreement prior to implementation. Moreover, the Board shall comply with the requirements imposed on it by Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

Finally, if the requested relief is granted, shareholders of a Sub-Advised Series will continue to receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Sub-Advised Series (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.  If a new Sub-Adviser is appointed, the affected Sub-Advised Series would also furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to include Aggregate Fees Disclosure, within 90 days of the date that the new Sub-Adviser is appointed.  Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act.  Under the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.

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c.	Consistent with the Policy and Provisions of the 1940 Act

Section 1(b) of the 1940 Act states, among other things, that investor interests are adversely affected upon a change in control or management of an investment company without the authorization of its shareholders.  Section 15(a) of the 1940 Act, which prohibits an investment adviser from providing advisory services to an investment company except pursuant to a written agreement that has been approved by shareholders, is predicated on the belief that if an investment company is to be managed by an investment adviser different from the investment adviser that the shareholders selected at the time of investment, the new investment adviser should be approved by shareholders.5

Consistent with this premise, the Advisory Agreement and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2.  Moreover, the prospectus of a Sub-Advised Series will disclose that the Adviser is the primary provider of investment advisory services to the Sub-Advised Series, and that, if relief is granted, the Adviser may hire or change Sub-Advisers for the Sub-Advised Series, as appropriate, upon the prior approval of the Board, including a majority of the Independent Trustees, and that the Adviser has the ultimate responsibility to oversee the Sub-Advisers and to recommend their hiring, termination, and replacement to the Board.

5  See Section 1(b)(6) of the 1940 Act; hearings on S.3580 before a Subcommittee of the Senate Committee on Banking and Currency, 76yj Cong. 3d Sess. 253 (1940) (statement of David Schenker).

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Applicants further note that shareholder approval is not required for changes to a portfolio manager or his/her conditions of employment because shareholders rely on the investment adviser for the management of a traditional investment company.  Since a Sub-Adviser substantially functions as a portfolio manager to a traditional investment company (or series thereof), Applicants assert that the elimination of shareholder approval for a new Sub-Adviser and material changes to Sub-Advisory Agreements would be consistent with the policies and provisions of the 1940 Act while also eradicating unnecessary expenses and delays associated with formal proxy solicitations.

B.	Disclosure of Sub-Adviser’s Fees

1.	Applicable Law

Registered investment companies file their registration statement with the Commission on Form N-1A.  Item 14(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable,” including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Registered investment companies utilize Schedule 14A to file proxy statements with the Commission.  Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act (“1934 Act”).  Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the investment company’s last fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Collectively, these provisions may require a Sub-Advised Series to disclose the fees paid to a Sub-Adviser in connection with shareholder action solicited to approve or materially amend a sub-advisory agreement or to materially increase sub-advisory fees.

Registered investment companies use Form N-SAR to file semi-annual reports with the Commission.  Item 48 of Form N-SAR requires investment companies to disclose in such semi-annual reports the rate schedule for fees paid to investment advisers.  Item 48 may require a Sub-Advised Series to disclose the fees that are paid to a Sub-Adviser.

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Regulation S-X sets for the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission.  Sections 6-07(2)(a)-(c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees.  These provisions require a Sub-Advised Series’ financial statements to disclose information about fees paid to Sub-Advisers, the nature of Sub-Advisers’ affiliations, if any, with the Adviser, and the names of Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

2.	Discussion

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act to permit each Sub-Advised Series to disclose the Aggregate Fee Disclosure in lieu of disclosing the fees paid by the Adviser to each Sub-Adviser (other than Affiliated Sub-Advisers) pursuant to: Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, Item 48 of Form N-SAR, and Section 6-07(2)(a)-(c) of Regulation S-X, and to limit sub-advisory fee disclosure to Aggregate Fee Disclosure. To the extent that an Affiliated Sub-Adviser is retained to provide advisory services to a Sub-Advised Series, any fees paid to the Sub-Adviser by the Adviser will be disclosed.

Applicants believe that the relief from the above-referenced disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act because (1) the Adviser will operate each Sub-Advised Series using the services  of one or more Sub-Advisers in a manner different from that of traditional investment companies; and (2) neither the Trust nor any Sub-Advised Series is responsible for paying a Sub-Adviser for advisory services rendered and thus the disclosure of fees paid to a Sub-Adviser will not serve any meaningful purpose.

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Applicants believe that the principal reasons for requiring disclosure of individual fees paid to an investment adviser are to: (1) inform shareholders of the expenses incurred by an investment company; and (2) enable shareholders to compare expenses of an investment company to other comparable investment companies.  By investing in a Sub-Advised Series, shareholders are hiring the Adviser to oversee the Sub-Advisers and to recommend their hiring, termination and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series out of which the Adviser will compensate the Sub-Advisers.  The disclosure of the management fees that the Adviser will pay to a Sub-Adviser does not serve a meaningful purpose because shareholders have retained the Adviser, not a Sub-Adviser, to manage the assets of a Sub-Advised Series and because the Adviser, not a Sub-Advised Series, is responsible for paying Sub-Adviser fees.

Moreover, because Applicants believe that Sub-Adviser fees are the functional equivalent of compensation paid to portfolio managers by an investment adviser in the traditional investment company context, Applicants assert that compensation disclosure requirements regarding Sub-Advisers and portfolio managers should be the same.  In the case of a traditionally managed investment company, no disclosure is required regarding compensation paid to an adviser’s portfolio managers.  Rather, pursuant to Item 20(b) of Form N-1A, disclosure is only required as to the type of compensation paid to a portfolio manager as well as the criteria upon which the compensation is based.  Applicants are not aware of any policy reasons that would necessitate the disclosure of Sub-Adviser compensation different from that which is currently required for portfolio managers operating in the traditional investment company context.  Consistent with Item 20(b) of Form N-1A, Applicants intend to describe in its SAI the type of compensation paid to a Sub-Adviser as well as the criteria upon which the compensation is based.

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Finally, Applicants believe that the requested relief will improve the Adviser’s ability to negotiate lower advisory fees with the Sub-Advisers.  Many sub-advisers charge customers for advisory services according to a “posted” fee schedule.  Applicants believe that the relief will encourage Sub-Advisers to negotiate fees below “posted” amounts with the Adviser if the lower fees are not required to be made public.  Moreover, if a Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to perform advisory services for a fee below that amount.

C.           Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Sections 15(a) and Rule 18f-2 have been granted by the Commission.  See, e.g. Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release No. 29445 (September 27, 2010) (Notice) and 29483 (October 26, 2010) (Order)(“Highland Capital”);American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company,Investment Company Act Release No. 29444 (September 27, 2010) (Notice) and 29483 (October 25, 2010) (Order)(“American Fidelity”);  Elfun Trusts, et al., Investment Company Act Release No. 29441 (September 27, 2010)( Notice) and 29485 (October 25, 2010) (Order); The Integrity Funds, Investment Company Act Release No. 29399 (August 25, 2010)( Notice) and 29418  (September 21, 2010) (Order); ); Wisdom Tree Asset Management, Investment Company Act Release No. 29380 (August 13, 2010) (Notice) and 29485 (September 8, 2010) (Order);  Northern Lights Fund Trust, et al., Investment Company Act Release No. 29208 (April 16, 2010) (Notice) and 29267 (May 12, 2010) (Order)(“Northern Lights II”); Lincoln Investment Advisors Corporation et al., Investment Company Act Release No. 29170 (March 9, 2010) (Notice) and 29197 (March 31, 2010) (Order)(“Lincoln Investment Advisors”);Cash Account Trust, et al., Investment Company Release Nos. 29094 (December 16, 2009) (Notice) and 29109 (January 12, 2010) (Order) (“Cash Account Trust”); Strategic Funds, Inc., et al., Investment Company Release Nos. 29064 (November 30, 2009) (Notice) and 29097 (December 23, 2009) (Order) (“Strategic Funds”); Members Mutual Funds, et al., Investment Company Release Nos. 29062 (November 23, 2009) (Notice) and 29068 (December 22, 2009) (Order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Release Nos. 28900 (September 14, 2009) (Notice) and 28944 (October 8. 2009)(Order) (“Grail Advisors”); Advisorone Funds and CSL Investments, LLC, Investment Company Release Nos. 28894 (August 31, 2009)(Notice) and 28932 (September 28, 2009) (Order); GE Funds, et al., Investment Company Release Nos. 28808 (July 2, 2009) (Notice) and 28839 (July 28, 2009) (Order) (“GE Funds”); Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (Notice) and 28820 (July 20, 2009)(Order (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment company Act Release Nos. 28382 (September 19, 2008) (Notice) and 28439 (October 15, 2008) (Order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (Notice) and 28385 (September 22, 2008) (Order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (Notice) and 28117 (December 27, 2007) (Order) (“Unified”); JNF Advisors, Inc and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (Notice) and 28038 (October 29, 2007) (Order) (“Northern Lights I”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (Notice) and 27995 (September 26, 2007) (Order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (Notice) and 27868 (June 20, 2007) (Order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (Notice) and 27547 (November 7, 2006) (Order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (Notice) and 27327 (May 23, 2006) (Order) (“Forum Funds”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (Notice) and 27200 (December 28, 2005) (Order); Fifth Third Funds, Investment Company Release Nos. 27054 (September 8, 2005)(Notice) and 27106 (September 30, 2005) (Order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Release Nos. 26653 (November 9, 2004) (Notice) and 26689 (December 7, 2004) (Order); Atlas Assets Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (September 16, 2004) (Notice) and 26631 (October 13, 2004) (Order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (February 27, 2004) (Notice) and 26396 (March 24, 2004) (Order); John Hancock Variable Series Trust 1 and John Hancock Life Insurance Company, Investment Company Release Nos. 26091 (June 30, 2003) (Notice) and 26140 (July 28, 2003) (Order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (March 21, 2003) (Notice) and 26007 (April 16, 2003) (Order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (March 12, 2003) (Notice) and 25997 (April 8, 2003) (Order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (February 6, 2003) (Notice) and 25952 (March 4, 2003) (Order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (January 24, 2003) (Notice) and 25936 (February 19, 2003) (Order); AB Funds Trust and SBC Financial Series, Inc., Investment Company Act Release Nos. 25805 (November 19, 2002) (Notice) and 25848 (December 17, 2002) (Order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Releases Nos. 25794 (November 6, 2002) (Notice) and 25841 (December 3, 2002) (Order); and MLIG Variable Insurance Trust and Roszel Advisors, Investment Company Act Release Nos. 25785 (October 24, 2002) (Notice) and 25806 (November 19, 2002) (Order).

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Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants of Highland Capital, American Fidelity, Northern Lights II, Lincoln Investment Advisors, Cash Account Trust, Strategic Funds, Grail Advisors, GE Funds,Embarcadero, Trust for Professional Managers I, Forum Funds, Atlas, JNL Series, Oppenheimer, and AB Funds Trust.

IV.           CONDITIONS TO RELIEF

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.           Before a Sub-Advised Series may rely on the order requested herein, the operation of the Sub-Advised Series in the manner described in this Application will be approved by a majority of the Sub-Advised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Series’ shares are offered to the public.

2.           The prospectus for each Sub-Advised Series will disclose the existence, substance and effect of any order granted pursuant to this Application. In addition, each Sub-Advised Series will hold itself out to the public as employing a multi-manager structure as described in this Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.           Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

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4.           The Adviser will provide general investment management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets, and subject to review and approval of the applicable Board, will (i) set the Sub-Advised Series’ overall investment strategies, (ii) evaluate, select and recommend Sub-Advisers to manage all or a portion of theSub-Advised Series’ assets, (iii) allocate and, when appropriate, reallocate theSub-Advised Series’ assets among Sub-Advisers, (iv) monitor and evaluate Sub-Adviser performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Series’ investment objective, policies and restrictions.

5.           The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the Adviser’s profitability on a per Sub-Advised Series basis. This information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

6.           Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

7.           Whenever a Sub-Adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser, the Board, including a majority of theIndependent Trustees, will make a separate finding, reflected in the Board’s minutes, that the change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.           The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Series.

9.           Within 90 days of the hiring of any new Sub-Adviser, shareholders of the relevant Sub-Advised Series will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, the Sub-Advised Series will provide its shareholders within 90 days of the hiring of a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

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10.           No trustee or officer of the Trust or a Sub-Advised Series or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.           At all times, at least a majority of the Board will be comprised of Independent Trustees, and the nomination of new or additional Independent Trustees of the Board will be placed within the discretion of the Board’s then-existing Independent Trustees.

12.           Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees of the Board.  The selection of such counsel will be within the discretion of the Board’s then-existing Independent Trustees.

13. For any Sub-Advised Series that pays fees to a Sub-Adviser directly from that Series’ assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by the Series will be required to be approved by the shareholders of that Series.

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14.  In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in this Application, the requested order will expire on the effective date of that rule.

V.           PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act follow as Exhibits A and B to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act follow as Exhibits C and D to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are803West Michigan Street, Milwaukee, WI 53233 (Trust), and 4200 West 115th Street, Leawood, KS 66211 (Adviser), and that all written or oral communications concerning this Application should be directed to the individuals and addresses /phone numbers referenced on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VI.           CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6 (c) of the 1940 Act granting the relief requested in this Application.  As set forth herein, Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signatures follow on next page]

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Respectfully submitted,
INVESTMENT MANAGERS SERIES TRUST

By:	/s/ Rita Dam______________________
Name: Rita Dam
Title: Treasurer

PALMER SQUARE CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher D. Long_______________
Name: Christopher D. Long, CFA
Title: President

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EXHIBITS TO APPLICATION

The following materials are part of this Application and are attached hereto:

Document	Designation
Certification of Trust Pursuant to Rule 0-2(c)(1)	Exhibit A
Certification of Adviser Pursuant to Rule 0-2(c)(1)	Exhibit B
Verification of Trust Pursuant to Rule 0-2(d)	Exhibit C
Verification of Adviser Pursuant to Rule 0-2(d)	Exhibit D

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EXHIBIT A –CERTIFICATION OF TRUST PURSUANT TO RULE O-2(c)(1)
INVESTMENT MANAGERS SERIES TRUST

I, Rita Dam, do hereby certify that I am the duly elected Treasurer of Investment Managers Series Trust (the “Trust”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust Instrument and By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust adopted the following resolution at a meeting duly called and held on March 30 and 31, 2011 in accordance with the By-Laws of the Trust:

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Palmer Square Capital Management, LLC (“Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint  new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

A-1 Page

Dated: April 8, 2011
INVESTMENT MANAGERS SERIES TRUST

By:	/s/ Rita Dam___________________
Name: Rita Dam
Title: Treasurer

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EXHIBIT B–CERTIFICATION OF ADVISER PURSUANT TO RULE O-2(c)(1)
PALMER SQUARE CAPITAL MANAGEMENT, LLC

I, Christopher D. Long, do hereby certify that I am the duly elected President of Palmer Square Capital Management, LLC (the “Adviser”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Manager of the Adviser has adopted the following resolution on April 8, 2011 in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Adviser be, and hereby are, authorized to file on behalf of the Adviser an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Investment Managers Series Trust (“Trust”) and the Adviser from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint  new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

B-1 Page

Dated: April 8, 2011
PALMER SQUARE CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher D. Long______________
Name: Christopher D. Long, CFA
Title: President

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EXHIBIT C–VERIFICATION OF TRUST PURSUANT TO RULE O-2(d)
INVESTMENT MANAGERS SERIES TRUST

The undersigned states that she has duly executed the attached application dated April 8, 2011, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Investment Managers Series Trust (“Trust”); that she is Treasurer  of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken.  The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated:  April 8, 2011
By:	/s/ Rita Dam__________________
Name: Rita Dam
Title: Treasurer

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EXHIBIT D–VERIFICATION OF ADVISER PURSUANT TO RULE O-2(d)
PALMER SQUARE CAPITAL MANAGEMENT, LLC

The undersignedstates that he has duly executed the attached application dated April 8, 2011, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Palmer Square Capital Management LLC (“Adviser”); that he is President of the Adviser and is authorized to sign the Application on behalf of the Adviser; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken.  The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated: April 8, 2011
By:	/s/ Christopher D. Long___________
Name: Christopher D. Long
Title: President

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